Edwards Lifesciences Corporation

One Edwards Way

Irvine, California 92614

Telephone: (949) 250-2500

October 31, 2007

Mr. Perry J. Hindin

Special Counsel

Mail Stop 6010

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549-6010

RE:	Edwards Lifesciences Corporation
Definitive 14A
Filed March 30, 2007
File No. 001-15525

Dear Mr. Hindin:

Set forth below are the comments from your letter dated August 21, 2007 with respect to Edwards Lifesciences Corporation (the “Company”) Definitive Proxy Statement filed with the SEC on March 30, 2007, and the Company’s responses to those comments.

Compensation Discussion and Analysis, page 25

SEC COMMENT

1.               Please elaborate on the role of your chief executive officer in your compensation processes and his input during the crafting of compensation packages. For example, does your chief executive officer make recommendations to the compensation committee relating to measures, targets and similar items that affect his compensation?  Does he retain the ability to call or attend compensation committee meetings or meet with the consultants used by the compensation committee?

COMPANY RESPONSE

Our CEO and other members of our executive leadership team develop the Company’s strategic plan as well as more detailed annual plans for execution. The Compensation Committee discusses, approves and is responsible for the compensation plans for our employees, including our CEO and our named executive officers. Our CEO provides input to the Compensation Committee regarding our business plan, our strategic

U.S. Securities and Exchange Commission

October 31, 2007

objectives and the performance levels to be addressed by the compensation plans. The Compensation Committee is responsible for evaluating and approving our compensation plans and the specific objectives and target performance levels to be included in the compensation plans. The CEO is invited to and regularly attends Compensation Committee meetings as a non-voting guest. The Compensation Committee regularly meets in executive session without participation by the CEO or other management representatives. Meetings of the Compensation Committee may only be called by the Compensation Committee. In addition, the CEO meets with the Compensation Committee’s compensation consultant in preparation for compensation committee meetings.

The Company’s future filings will reflect this information.

Competitive Data, page 26

SEC COMMENT

2.              You state that in addition to a review of data from the comparator group, you also use compensation data for companies in the high technology, life sciences and medical device industries reported in nationally recognized surveys. Explain why you looked at these additional companies and discuss the degree to which the compensation committee considered such companies comparable to you.

COMPANY RESPONSE

Although data from the comparator group is the primary data input for compensation decisions for the named executive officers, the Company uses compensation surveys from companies in the high technology, life sciences and medical device industries to verify the reasonableness of the results from the comparator group related to base salary and total cash compensation. If the results of the comparator group were to vary significantly from the data from the other surveys, the Compensation Committee would consider such information in its decision-making process. To date, reference to the data from the other surveys has not resulted in a change to the decisions based on the comparator group. The Compensation Committee believes it is appropriate to refer to this additional data because the Company competes with these types of companies for executive talent.

The Company’s future filings will reflect this information.

U.S. Securities and Exchange Commission

October 31, 2007

Elements of Compensation, page 26

SEC COMMENT

3.              You provide a description of how company performance affects annual bonuses and equity-based awards, but only a general discussion and little analysis of the effect of individual performance, even though your disclosure suggests it is a factor considered by the compensation committee. For example, you state on page 26 that in determining a named executive officer’s base salary, one of the factors that the compensation committee considers is individual performance as measured against performance management objectives set at the beginning of the year. As another example, you state on page 27 that participants in your incentive plan receive annual cash bonuses tied to the achievement of corporate financial measures and operating goals and individual performance objectives, yet you only briefly discuss such objectives in general terms in the third whole paragraph on page 28. You also indicate on page 29 that the compensation committee determines the size of the long-term incentive award for each named executive officer based on, among other factors, such executive’s level of responsibilities, ability to contribute to and influence long-term results of the company, and individual performance and that of these factors, ability to influence the company’s long-term goals and individual performance are weighted most heavily. Please expand your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operations goals within a named executive officer’s individual area of responsibility. Also expand your discussion and analysis of the factors the compensation committee considered when it established personal objectives for your chief executive officer. Were any of the factors listed in the third whole paragraph on page 28 considered by the compensation committee to be more significant in the ultimate determination of the chief executive officer’s individual performance?  Did the chief executive officer excel in certain factors and perform at target for others? See Item 402(b)(2)(vii) of Regulation S-K.

COMPANY RESPONSE

As described on pages 27 and 28, incentive compensation is based upon the annual achievement of (i) Company-wide financial measures, (ii) Company-wide key operating drivers and (iii) individual performance objectives. The individual performance objectives for the CEO are established by the Compensation Committee, and the performance objectives for each named executive officer (other than the CEO) are established collaboratively by the CEO and the applicable executive. Each executive generally has a substantial number of individual performance objectives. The objectives chosen are a mix of qualitative and quantitative factors and often require subjective judgment to determine the level of achievement. In choosing the individual performance objectives, the Compensation Committee strives to create incentives to the effective implementation of the Company’s strategic and operating plans, with a focus on the areas where the applicable executive has responsibility. Among the individual

U.S. Securities and Exchange Commission

October 31, 2007

performance objectives established by the Compensation Committee for the CEO for 2006 were execution of the Company’s strategic plan, overall achievement of the Company’s financial goals and key operating drivers, increasing shareholder value, driving product innovation, talent attraction and retention, Board leadership and promotion of ethical business practices and social responsibility. The individual performance objectives for the other named executive officers included similar matters or were developed to achieve specific goals within their individual areas of responsibility. Examples of individual performance objectives for other named executive officers include:  build the Company’s reputation with investors; maintain financial reporting integrity; achieve regulatory milestones; identify growth opportunities; and implement specific projects.

The Compensation Committee’s determination of the level of achievement of the individual performance objectives is not solely a quantitative process. The CEO reviews the performance of each named executive officer with the Committee. The Compensation Committee then exercises subjective judgment, assigning a percentage of achievement for purposes of the compensation formula. This process involves reviewing each individual performance objective as well as the overall performance of the individual executive and performance in particular areas that may not have been specifically identified as an individual performance objective. There is no formal weighting of the individual performance objectives. If an executive achieves less than 100% of his or her individual performance objectives, his or her incentive compensation is decreased from the level determined by the other factors, and if an executive achieves more than of 100% of his or her individual performance objectives then that executive’s incentive compensation is increased above the level determined by the other factors. In the past three years the lowest level of achievement of individual performance objectives for any of the named executive officers has been 75% and the highest level of achievement of individual performance objectives has been 120%.

The Company’s future filings will provide additional detail regarding how the Compensation Committee evaluated the achievement of the CEO’s individual performance objectives.

See the response to Comment 6 regarding the individual performance objectives that the Compensation Committee considered to be more significant in the determination of the CEO’s individual performance.

The same factors that are considered in establishing non-equity incentive compensation are used to determine equity-based awards. Also taken into account is benchmarking data from the comparator group as well as a subjective determination regarding the individual executive’s potential for contributing to the Company’s future success.

The Company’s future filings will reflect this information.

U.S. Securities and Exchange Commission

October 31, 2007

Incentive Pay Target, page 27

SEC COMMENT

4.              You state that the target award for your chief executive officer ($1,508,000 for 2006) was established at twice his base salary so as to provide the compensation committee with the ability to apply only negative discretion in determining his actual bonus payout. Reconcile this statement as well as disclosure in the fourth whole paragraph on page 28 and the fourth whole paragraph on page 31 with disclosure in your Grants of Plan-Based Awards table on page 35 which indicates that Mr. Mussallem’s maximum non-equity incentive plan award was $1,508,000 and his target was $754,000. Also, given this inconsistency, confirm that the compensation committee in fact approved an incentive pay target for 2007 equal to twice Mr. Mussallem’s 2007 base salary. Disclose the maximum target as well.

COMPANY RESPONSE

In order to satisfy the requirements of Section 162(m), only negative discretion can be exercised by the Compensation Committee. Mr. Mussallem’s compensation for 2006 and 2007 was intended to satisfy these requirements; however, the action taken by the Compensation Committee with respect to Mr. Mussallem’s incentive compensation for 2006 and 2007 was not consistent with these requirements. Accordingly, the disclosure for 2006 in the target ($754,000) and maximum ($1,508,000) columns of the Grant of Plan-Based Awards table on page 35 is correct. The target and maximum incentive awards approved by the Compensation Committee for the CEO for 2007 were $784,000 and $1,568,000, respectively, and will be reflected in the Grant of Plan-Based Awards table in the Company’s proxy statement for next year. In years subsequent to 2007, the Compensation Committee plans to set targets in a manner that will satisfy the requirements of Section 162(m).

The disclosure in the Company’s future filings will be modified to reflect these facts as well as any differing treatment adopted for years beyond 2007.

SEC COMMENT

5.              You have not provided quantitative disclosure of the terms of all of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific company financial goals, key operating drivers and the individual performance objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. For the company financial goals, please disclose not only the target level for which the financial

U.S. Securities and Exchange Commission

October 31, 2007

measure achievement variable in your formula would equal 100%, but also the minimum and maximum levels for which such variable would equal 25% and 150%, respectively. To the extent you believe that disclosure of these target minimum and maximum levels is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would  be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm. Please provide analysis of the targets and goals considered by the compensation committee and not merely rely on statements such as those on page 28 that “[a]t the time the financial and operating goals were finalized for 2006, substantial uncertainty existed as to the actual attainment of goals.”

COMPANY RESPONSE

The Company’s future filings will provide additional disclosure regarding the minimum and maximum levels for each of the Company financial goals for the most recent completed year.

The Company’s disclosure on page 28 under “Key Operating Driver Achievement” contained a general description of its key operating drivers for 2006. The Company establishes the key operating drivers each year to address a broad range of specific strategic initiatives. For example, they might address new product introductions, specific operational improvements, research, product development or marketing initiatives or similar matters. Because both the key operating drivers and the individual performance objectives typically address very specific initiatives that the Company considers proprietary and that are intended to provide the Company with a competitive advantage in the marketplace, additional disclosure beyond the identification of the types of factors involved would result in competitive harm under Item 402(b)(2)(vii) of Regulation S-K. Therefore, disclosure of these key operating drivers would be inappropriate and would potentially cause a loss of competitiveness for the Company.

The key operating drivers used by the Company to determine incentive compensation are established with the expectation that the target key operating drivers should be achievable with a normal level of performance. Consistent with this expectation, key operating drivers are normally expressed as a range of performance, so that any performance within the range will result in achievement of the target. Performance below the range, which would be considered sub-optimal, will result in a reduced award or no award at all, and extraordinary performance in excess of the range will result in an award

U.S. Securities and Exchange Commission

October 31, 2007

as high as 200% of the target. In 2006 the key operating drivers were judged as 70% achieved.

See Response to Comment 3 with respect to individual performance objectives.

The individual performance objectives for the named executive officers are established to focus the efforts of the applicable executives on those matters that will position the Company best for long-term success. The individual performance objectives are often expressed in general terms without strict quantitative targets and the determination by the Compensation Committee regarding the level of achievement of each objective is based upon the Committee’s subjective judgment. In the past three years the lowest level of achievement of individual performance objectives for any of the named executive officers has been 75% and the highest level of achievement of individual performance objectives has been 120%.

The Company’s future filings will reflect comparable information.

Committee Review Process, page 28

SEC COMMENT

6.              In your discussion of company financial goals, you state that the percentage of financial measure achievement may range from 25% if the minimum level specified for each financial goal is achieved to 150% if the company achieved the maximum level specified for each financial goal. Disclose, to the extent applicable, the range of percentage achievement of the other two variables in your formula, key operating driver achievement and individual performance management objective achievement, and the weightings of the various operating drivers and management objectives. Also consider providing an example illustrating how you derived an officer’s actual incentive award payout from each of his achievement measures, identifying each achievement measure’s target payout, the officer’s actual level of achievement for each measure and the corresponding payout in dollars and as a percentage of each achievement’s target payout.

COMPANY RESPONSE

The ranges of percentage achievement of the key operating driver achievement and individual performance objective achievement for all named executive offices are 0-205% and 0-200%, respectively.

U.S. Securities and Exchange Commission

October 31, 2007

The Compensation Committee considers each named executive officer’s performance against each of his or her individual performance objectives, as well as the officer's overall performance and performance in particular areas that may not have been specifically identified as an individual performance objective. In 2006, the CEO’s individual performance objectives were execution of the Company’s strategic plan, overall achievement of the Company’s financial goals and key operating drivers, increasing shareholder value, driving product innovation, talent attraction and retention, Board leadership and promotion of ethical business practices and social responsibility. The Compensation Committee establishes an individual performance objective modifier based upon its judgment of the overall level of performance of the executive, including achievement of the individual performance objectives. The Compensation Committee does not apply a formal weighting to individual performance objectives. In exercising its judgment, the Compensation Committee may give more importance to individual performance that, in the Compensation Committee's judgment, would impact, positively or negatively, the Company's long-term success.

The resulting individual performance objective modifier may increase, maintain or decrease the incentive payment otherwise determined based upon the achievement of the Company financial goals and key operating drivers. In the past three years the lowest level of achievement of individual performance objectives for any of the named executive officers has been 75% and the highest level of achievement of individual performance objectives has been 120%.

The Company’s future filings will reflect comparable information.

Committee Review Process, page 28

SEC COMMENT

7.              You state that the compensation committee may adjust the bonus levels based on achievement of corporate financial and operating goals, individual performance objectives, and other factors the committee determines appropriate. To the extent applicable, quantify the effect of the compensation committee’s adjustment to incentive individual bonus payout calculated in accordance with your formula on page 27. For example, if known, disclose the percentage decrease in bonus amounts otherwise determined pursuant to the formula resulting from the compensation committee’s February 2007 review of the company factors noted in the fourth whole paragraph on page 28.

COMPANY RESPONSE

For the 2006 incentive plan year, the Compensation Committee determined the bonus amounts based upon performance against the corporate financial and operating goals, key operating drivers and individual performance objectives, as described above, including the subjective judgments involved in that process. No additional discretionary adjustments were made. Any such discretionary adjustments made for subsequent years will be disclosed in the Company’s future filings.

U.S. Securities and Exchange Commission

October 31, 2007

Benefits, page 30

SEC COMMENT

8.              Expand your disclosure of the company’s perquisite’s program to include a more thorough discussion of why you chose to provide the perquisites discussed or how you have determined the amounts actually paid.

COMPANY RESPONSE

The Company’s perquisites program for the named executive officers includes: (i) a monthly car allowance (of $1,100 for the Chairman and CEO and $900 for the other named executive officers); (ii) reimbursement for an annual executive physical examination (generally ranging from $1,500 to $3,500); and (iii) a flexible allowance (up to an annual maximum of $40,000 (plus the cost of one club membership) for the Chairman and CEO for 2006 and a maximum of $15,000 for the other named executive officers) for reimbursement of: airline club membership dues; cost of cellular phone equipment; club membership dues; financial planning expenses; home office equipment; and spousal travel to accompany the executive on business trips. Any unused portion of the flexible allowance is forfeited.

Car Allowance. The car allowance is intended to cover expenses related to the lease, purchase, insurance and maintenance of a vehicle. It is provided in recognition of the need to have executive officers visit customers, business partners and other stakeholders in order to fulfill their job responsibilities. This travel causes wear and tear on personal vehicles and increases fuel expenses. The car allowance eases the administrative burden of tracking mileage and wear-and-tear each time travel occurs. Executives receiving this benefit are not eligible for additional mileage reimbursement for business use of their personal vehicle.

Annual Executive Physical Examination. Each of the named executive officers is entitled to receive an annual comprehensive executive physical examination. The Company provides this benefit to encourage the proactive management of the executive’s health and to provide an opportunity for early diagnosis and management of health issues.

Flexible Allowance. This benefit recognizes the diverse needs of the Company’s executive officers. Eligible expenses are reimbursed up to the stated annual limits, and any unused portion is forfeited. The following list describes eligible reimbursement items under the flexible allowance feature of the perquisites program:

Airline Clubs. Executives can maintain membership in airline clubs that provide airport meeting facilities that are useful for conducting job-related business.

U.S. Securities and Exchange Commission

October 31, 2007

Cellular Phone. Expenses related to the purchase and activation of a cellular phone may be reimbursed under the flexible allowance program. The nature of the executives’ responsibilities requires them to be easily accessible. Reimbursements for business-related calls are requested through the normal expense reporting process.

Club Membership. The Company reimburses membership dues in various clubs that provide substantial engagement within the local community and are useful for conducting job-related business.

Financial Planning. This allowance covers expenses resulting from financial, estate and tax planning. The Company believes that it is in its best interest for the executives to have professional assistance in managing their total compensation so that they can focus their full attention on growing and managing the business.

Home Office Equipment. Expenses related to establishing and maintaining a home business office are covered under the flexible allowance. The maintenance of a home office enables the executives to conduct business outside normal work hours.

Spousal Travel. The Company believes that there are instances when an executive may decide to take their spouse to a business function. The Company will reimburse the cost of spousal travel under the flexible allowance. This reimbursement is treated as taxable income to the executive and tax gross-ups are not provided.

The Company believes that providing these perquisites is a relatively inexpensive way to enhance the competitiveness of the executive’s compensation package.

The Compensation Committee conducts an annual review of the competitiveness of the Company’s perquisite program and the individual components and reimbursement levels. As a result of these reviews, the Compensation Committee may make adjustments as it determines to be appropriate.

The Company’s future filings will reflect this information.

Employment and Post-Termination Agreements, page 31

SEC COMMENT

9.              Supplement your disclosure to discuss how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits. Please provide background on how you arrived at and determined such appropriate levels.

U.S. Securities and Exchange Commission

October 31, 2007

COMPANY RESPONSE

Please see the discussion on page 32 in the penultimate paragraph under “Change in Control Severance Agreements.”  For your convenience the relevant language is as follows:

The level of severance benefits were established based on a review of severance benefits paid by similar companies. This review was conducted by the Company’s compensation consultant at the time the Company became an independent public company. A subsequent review was conducted by the Compensation Committee’s independent compensation consultant in January 2006. That analysis indicated that the benefits being provided under these agreements to the Chairman and CEO, and to the other named executive officers, were competitive.

Non-employee Director Compensation and Equity Awards Table, page 46

SEC COMMENT

10.        Footnote 2 to the stock awards column also appears to explain relevant detail in the option awards column. Please revise the options award column to reference footnote 2 as well.

COMPANY RESPONSE

The Company’s future filings will reflect the requested revision.

SEC COMMENT

11.        Similar to your summary compensation table, include a footnote describing all assumptions made in the valuation of the stock and option awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the instruction to Item 402(k), indicating that the instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

COMPANY RESPONSE

The Company’s future filings will reflect the requested revision.

*                                                                                         *                                                                                         *                                                                                         *

U.S. Securities and Exchange Commission

October 31, 2007

The Company acknowledges that:

•                        it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                        staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (949) 250-6800 or Jay Wertheim at
(949) 250-6815.

Sincerely,

/s/ Michael A. Mussallem

Michael A. Mussallem
Chairman and Chief Executive Officer